Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-219206

GS Finance Corp. $1,075,000 Vanguard FTSE Emerging Markets ETF-Linked Notes due 2024 guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest.  The amount that you will be paid on your notes, if any, on the stated maturity date (August 5, 2024) is based on the performance of the Vanguard FTSE Emerging Markets ETF (ETF) as measured from the trade date (July 31, 2019) to and including the determination date (July 31, 2024).

The return on your notes is linked to the performance of the ETF, and not to that of the FTSE® Emerging Markets All Cap China A Inclusion Index (index) on which the ETF is based. The ETF follows a strategy of “representative sampling”, which means the ETF’s holdings are not the same as those of the index. The performance of the ETF may significantly diverge from that of the index. Further, as discussed in more detail below, the ETF began tracking the index in September 2016. Therefore, there is limited historical performance information available of the ETF tracking the index.

If the ETF return (the percentage change in the final ETF price from the initial ETF price of $41.76) is zero or positive, the return on your notes will be positive.

If the ETF return is negative and the final ETF price is equal to or greater than 75% of the initial ETF price, the return on your notes will be equal to the absolute value of the ETF return (e.g., if the ETF return is -10%, your return will be +10%).

If the ETF return is negative and the final ETF price is less than 75% of the initial ETF price, the return on your notes will be the ETF return.  In such case, the return on your notes will be negative. You could lose a substantial portion of your investment in the notes.

On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●

if the ETF return is zero or positive (the final ETF price is equal to or greater than the initial ETF price), the greater of (1) the threshold settlement amount of $1,250 and (2) the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the ETF return;

●

if the ETF return is negative (the final ETF price is less than the initial ETF price) and the final ETF price is equal to or greater than 75% of the initial ETF price, the sum of (i) $1,000 plus (ii) the product of $1,000 times the absolute value of the ETF return; or

●

if the ETF return is negative (the final ETF price is less than the initial ETF price) and the final ETF price is less than 75% of the initial ETF price, the sum of (i) $1,000 plus (ii) the product of $1,000 times the ETF return.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $928 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the .following page

Original issue date:	August 5, 2019	Original issue price:	100% of the face amount
Underwriting discount:	4.6% of the face amount	Net proceeds to the issuer:	95.4% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 6,213 dated July 31, 2019.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $928 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $72 per $1,000 face amount).

Prior to July 31, 2020, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through July 30, 2020). On and after July 31, 2020, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●General terms supplement no. 1,734 dated July 10, 2017

●Prospectus supplement dated July 10, 2017

●Prospectus dated July 10, 2017

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E, and references to the “accompanying general terms supplement no. 1,734” mean the accompanying general terms supplement no. 1,734, dated July 10, 2017, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-16 of the accompanying general terms supplement no. 1,734. Please note that certain features described in the accompanying general terms supplement no. 1,734 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement no. 1,734.

Key Terms

Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the Vanguard FTSE Emerging Markets ETF (Bloomberg symbol, “VWO UP Equity”), see “The Underlying ETF” on page S-18
Underlying index:	the FTSE® Emerging Markets All Cap China A Inclusion Index, as published by FTSE Russell
Specified currency:	U.S. dollars (“$”)
Face amount:

each note will have a face amount of $1,000; $1,075,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount:

the amount we will pay you on the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-12 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” herein.  Pursuant to this approach, it is the opinion of Sidley Austin llp that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date):	for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●    if a knock-out event does not occur:

●    if the final underlier level is equal to or greater than the initial underlier level, the greater of (1) the threshold settlement amount and (2) the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return; or

●    if the final underlier level is less than the initial underlier level,  the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute underlier return; or

●    if a knock-out event occurs:

●    the sum of (i) $1,000 plus (ii) the product of $1,000 times the underlier return

Initial underlier level:	$41.76

Final underlier level:

the closing level of the underlier on the determination date, subject to anti-dilution adjustments as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page S-24 of the accompanying general terms supplement no. 1,734, and except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-23 of the accompanying general terms supplement no. 1,734 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-27 of the accompanying general terms supplement no. 1,734

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a positive or negative percentage
Absolute underlier return:	the absolute value of the underlier return, expressed as a percentage (e.g., a -10% underlier return will equal a +10% absolute underlier return)
Threshold settlement amount:	$1,250
Knock-out event:	the final underlier level has declined, as compared to the initial underlier level, by more than the knock-out amount
Knock-out amount:	25%
Trade date:	July 31, 2019

Original issue date (settlement date):	August 5, 2019
Determination date:	July 31, 2024, subject to adjustment as described under “Supplemental Terms of the Notes —Determination Date” on page S-17 of the accompanying general terms supplement no. 1,734
Stated maturity date:	August 5, 2024, subject to adjustment as described under "Supplemental Terms of the Notes — Stated Maturity Date” on page S-16 of the accompanying general terms supplement no. 1,734
No interest:	the offered notes do not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right
Closing level:

as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-31 of the accompanying general terms supplement no. 1,734 subject to anti-dilution adjustments as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page S-24 of the accompanying general terms supplement no. 1,734.

Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-30 of the accompanying general terms supplement no. 1,734
Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-31 of the accompanying general terms supplement no. 1,734
Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-94 of the accompanying general terms supplement no. 1,734
ERISA:	as described under “Employee Retirement Income Security Act” on page S-95 of the accompanying general terms supplement no. 1,734
Supplemental plan of distribution; conflicts of interest:

as described under “Supplemental Plan of Distribution” on page S-96 of the accompanying general terms supplement no. 1,734 and “Plan of Distribution – Conflicts of Interest” on page 94 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement.  GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 4.25% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on August 5, 2019. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	GS&Co.
CUSIP no.:	40056FXD2
ISIN no.:	US40056FXD22
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement.  The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Threshold Settlement Amount	$1,250
Knock-out amount	25%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier or the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the middle column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level

(expressed as a percentage of the initial underlier level), assuming that a knock-out event does not occur (i.e., the final underlier level has not declined, as compared to the initial underlier level, by more than the knock-out amount), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a knock-out event occurs (i.e., the final underlier level has declined, as compared to the initial underlier level, by more than the knock-out amount), and are expressed as percentages of the face amount of a note (rounded to the nearest thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
	Knock-out event has not occurred	Knock-out event has occurred
150.000%	150.000%	N/A
140.000%	140.000%	N/A
125.000%	125.000%	N/A
120.000%	125.000%	N/A
110.000%	125.000%	N/A
100.000%	125.000%	N/A
90.000%	110.000%	N/A
80.000%	120.000%	N/A
75.000%	125.000%	N/A
74.999%	N/A	74.999%
60.000%	N/A	60.000%
50.000%	N/A	50.000%
25.000%	N/A	25.000%
0.000%	N/A	0.000%

If, for example, a knock-out event has occurred and the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 50.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 50.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

If, for example, a knock-out event has not occurred and the final underlier level were determined to be 90.000% of the initial underlier level, the absolute underlier return would be 10.000% and the cash settlement amount that we would deliver on your notes at maturity would be 110.000% of the face amount of your notes, as shown in the table above.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level, if a knock-out event will occur or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 1,734. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 1,734. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.'s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “Additional Risk Factors Specific to the Notes —The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 42 of the accompanying prospectus.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier.  Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes on the stated maturity date, if any, will be based on the performance of the Vanguard FTSE Emerging Markets ETF as measured from the initial underlier level to the closing level on the determination date. If a knock-out event has occurred, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If a knock-out event occurs, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 25% drop between the initial underlier level and the final underlier level will not result in a loss of principal on the notes (since a knock-out event will not have occurred), a decrease in the final underlier level to less than 75% of the initial underlier level may result in a loss of all or a substantial portion of the principal amount of the notes despite only a small change in the underlier level.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlier or the Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the underlier and received the distributions paid on the shares of such underlier. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underlier. See “— You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underlier or any underlier stock.  Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier or the underlier stocks or any other rights of a holder of the underlier or the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or the underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Policies of the Underlier’s Investment Advisor, The Vanguard Group Inc., and the Sponsor of The Underlying Index, FTSE Russell, Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s investment advisor, The Vanguard Group, Inc. (“Vanguard” or the “underlier investment advisor”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the underlier investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of securities in the underlier and the manner in which changes affecting the underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the underlier investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the underlier investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

 If events such as these occur, the calculation agent — which initially will be GS&Co. — may determine the closing level of the underlier on the determination date — and thus the amount payable on the stated maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the final underlier level on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement no. 1,734.

In addition, FTSE Russell (the “underlying index sponsor”) owns the underlying index and is responsible for the design and maintenance of the underlying index. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with the Underlier

Although the underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor utilizes a sampling investment approach that attempts to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally approximates the underlying index, but the underlier may also invest in derivatives and other securities. The underlier is also not actively managed and may be affected by a general decline in market segments relating to the underlying index. The underlier investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits. The underlier investment advisor does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

Further, under continuous listing standards adopted by the NYSE Arca, the underlier will be required to confirm on an ongoing basis that the components of the underlying index satisfy the applicable listing requirements. In the event that its underlying index does not comply with the applicable listing requirements, the underlier would be required to rectify such non-compliance by requesting that the underlying index sponsor modify such underlying index, adopting a new underlying index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that the underlying index sponsor would so modify the underlying index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the underlier being delisted by the NYSE Arca.

The Underlier Has Not Consistently Tracked the Same Index and the Underlier Has Limited Historical Information Tracking the FTSE® Emerging Markets All Cap China A Inclusion Index

The notes are linked to the performance of the underlier, which has changed the underlying index it tracks on multiple occasions. Most recently, the underlier began tracking the FTSE® Emerging Markets

All Cap China A Inclusion Index on September 19, 2016. As a result, historical information for you to consider in making an independent investigation into the performance of the underlier tracking the FTSE® Emerging Markets All Cap China A Inclusion Index is only available since September 19, 2016, which may make it difficult for you to make an informed decision with respect to the notes. Any historical information about the performance of the underlier for any period before September 19, 2016 was during a period in which the underlier tracked a different index, and therefore should not be considered information relevant to how the underlier will perform tracking the FTSE® Emerging Markets All Cap China A Inclusion Index. You should not take the historical performance of the underlier while tracking the FTSE® Emerging Markets All Cap China A Inclusion Index as an indication of the future performance of the underlier. In addition, there can be no assurance that the underlier will not further change the index it tracks in the future. See “The Underlier” below for more information on the indices the underlier previously tracked.

The Underlier and the Underlying Index are Different and the Performance of the Underlier May Not Correlate with the Performance of the Underlying Index

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the underlying index. The underlier may not hold all or substantially all of the equity securities included in the underlying index and may hold securities or assets not included in the underlying index. Therefore, while the performance of the underlier is generally linked to the performance of the underlying index, the performance of the underlier is also linked in part to shares of equity securities not included in the underlying index and to the performance of other assets, such as equity futures and options contracts, warrants, convertible securities, and swap agreements.

Imperfect correlation between the underlier’s portfolio securities and those in the underlying index, rounding of prices, changes to the underlying index and regulatory requirements may cause tracking error, which is the divergence of the underlier’s performance from that of the underlying index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the underlying index and this may increase the tracking error of the underlier (i.e., decrease the correlation between the return of the underlier and the return of the underlying index it tracks). Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and the underlying index. Finally, because the shares of the underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the underlying index. Consequently, the return on the notes will not be the same as investing directly in the underlier or in the underlying index or in the underlier stocks or in the underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the underlying index.

The Underlier Is Subject to Special Risks Associated with the Ability to Invest in China A Shares

The value of your notes is linked to the underlier, which seeks to track the performance of an underlying index that has exposure to China A shares. China A shares, which are shares of mainland Chinese companies that are traded locally on the Shanghai and Shenzhen stock exchanges, are subject to various evolving investment limitations. These limitations include certain restrictions on the amount of China A shares available to be purchased, on the method by which such China A shares may be purchased and on the return of profits on China A shares so purchased. Due to these limitations, it is possible that the underlier may not be able to satisfy its China A share investment needs and may need to seek alternate methods of exposure to China A shares, including by purchasing other classes of securities or depositary receipts or by using derivatives. Any of these options could negatively impact the underlier’s ability to achieve a high degree of correlation with the return of the underlying index and could increase the underlier’s tracking error relative to the underlying index.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The value of your notes is linked to an underlier that holds stocks traded in the equity markets of emerging market countries. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. For example, the United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.

Because foreign exchanges may be open on days when the underlier is not traded, the value of the securities underlying the underlier may change on days when shareholders will not be able to purchase or sell shares of the underlier.

The emerging markets countries represented by the underlier include Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Kuwait, Malaysia, Mexico, Pakistan, Peru, Philippines, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and the United Arab Emirates.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the underlier investment advisor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the underlier.

Your Investment in the Notes Will Be Subject to Foreign Currency Exchange Rate Risk

The underlier holds assets that are denominated in non-U.S. dollar currencies. The value of the assets held by the underlier that are denominated in non-U.S. dollar currencies will be adjusted to reflect their U.S. dollar value by converting the price of such assets from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which an asset is denominated, the level of the underlier may not increase even if the non-dollar value of the asset held by the underlier increases.

Foreign currency exchange rates vary over time, and may vary considerably during the term of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments among countries;
•	the extent of government surpluses or deficits in the relevant foreign country and the United States; and
•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The market price of the notes and level of the underlier could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad or other de facto restrictions on the repatriation of U.S. dollars.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates.  If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been.  Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes.  In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations.  Any such changes or reforms could also adversely impact your notes.

Regulators Are Investigating Potential Manipulation of Published Currency Exchange Rates

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.  We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-32 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.  The discussion in that section is hereby modified to reflect regulations proposed by the Treasury Department indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, maturity or other disposition of relevant financial instruments. The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

THE UNDERLIER

The shares of the Vanguard FTSE Emerging Markets ETF (the “ETF”) are issued by Vanguard® International Equity Index Funds, a Delaware statutory trust and a registered investment company (the “trust”). Since September 19, 2016 the ETF has sought to track the performance of the FTSE® Emerging Markets All Cap China A Inclusion Index (the “index”), a benchmark index that measures the investment performance of large-, mid- and small-capitalization stocks issued by companies located in emerging markets around the world.  Prior to September 19, 2016, the ETF tracked several other indices, as described further below. The ETF trades on the NYSE Arca under the ticker symbol “VWO”. The Vanguard Group, Inc. (“Vanguard”) currently serves as the investment advisor to the ETF.

We obtained the following fee information from the ETF’s website, without independent verification. The ETF’s total annual operating expenses are expressed as a percentage of the ETF’s average net assets. This ratio includes a fee to the investment advisor, known as a management fee, and administrative expenses. As of February 26, 2019, the total expense ratio of the ETF was 0.12%, comprised of 0.08% of management fee and 0.04% of other expenses. The expense ratio does not include the transaction costs of buying and selling securities held by the ETF. The ETF pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and these costs reduce the ETF’s performance. For the fiscal year ended October 31, 2018, the ETF’s portfolio turnover rate was 11%.

For additional information regarding the ETF or Vanguard, please consult the reports (including the Semi-Annual Report to Shareholders on Form N-CSRS for the period ended April 30, 2019) and other information the trust files with the SEC. In addition, information regarding the ETF, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the Vanguard website at personal.vanguard.com/us/funds/snapshot?FundIntExt=INT&FundId=0964. Other than the daily historical closing levels of the ETF shown below, we have obtained all information about the ETF from the Vanguard website without independent verification. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

Since September 19, 2016, the ETF has sought to track the performance of the index (the FTSE® Emerging Markets All Cap China A Inclusion Index).  The index measures the investment performance of stocks issued by companies located in emerging markets around the world.  Prior to September 19, 2016, the ETF tracked the following indices:

•

From November 2, 2015 through September 18, 2016, the FTSE® Emerging Markets All Cap China A Transition Index (the FTSE® Emerging Markets All Cap China A Transition Index was designed to allow transition from the FTSE Emerging Index to the index by, among other adjustments, gradually increasing exposure to small-capitalization stocks and China A shares while proportionately reducing exposure to other stocks based on their weightings in the index);

•	From June 28, 2013 through November 1, 2015, the FTSE® Emerging Index (the FTSE® Emerging Index provides exposure to large- and mid-capitalization companies in emerging markets);
•

From January 10, 2013 through June 27, 2013, the FTSE® Emerging Transition Index (the FTSE® Emerging Transition Index was designed to allow transition from the MSCI Emerging Markets Index to the FTSE® Emerging Index); and

•

Prior to January 10, 2013, the MSCI Emerging Markets Index (similar to the FTSE® Emerging Index, the MSCI Emerging Markets Index provides exposure to large- and mid-capitalization companies in emerging markets).

The ETF’s investment objective, as well as the index the ETF tracks, may be further changed at any time.

The investment advisor to the ETF employs a passive management technique known as “indexing” to manage the ETF by tracking the performance of a benchmark index. The ETF uses a sampling method of indexing, meaning that the ETF seeks to hold a broadly diversified collection of securities that, in aggregate, approximates the index in terms of key characteristics. These key characteristics include industry weightings and market capitalization, as well as certain financial measures, such as price/earnings ratio and dividend yield. Under normal circumstances, the ETF will invest at least 80% of its assets in the stocks that make up the index. The ETF may change its 80% policy or indexing strategy upon 60 days notice to shareholders.

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

As of June 30, 2019, the top ten holdings of the ETF and their relative weight in the ETF were as follows: Tencent Holdings Ltd. (4.50%); Alibaba Group Holding Ltd. (3.50%); Taiwan Semiconductor Manufacturing Co. Ltd. (3.20%); Naspers Ltd. (1.80%); China Construction Bank Corp. (1.40%); (Ping An Insurance Group Co. of China Ltd. (1.30%); Industrial & Commercial Bank of China Ltd. (1.10%); Reliance Industries Ltd.(1.00%); Housing Development Finance Corp. Ltd. (1.00%) and Petroleo Brasileiro SA (0.90%).

As of July 25, 2019, the companies included in the ETF were divided into 11 Industry Classification Benchmark (ICB) industries: Technology, Telecommunications, Health Care, Financials, Consumer Services, Consumer Goods, Industrials, Basic Materials, Oil & Gas and Utilities. As of June 30, 2019, the approximate percentage of ETF holdings included in such ICB industries were as follows: Technology (16.4%), Telecommunications (4.2%), Health Care (3.0%), Financials (29.9%), Consumer Services (10.6%), Consumer Goods (8.5%), Industrials (9.4%), Basic Materials (7.0%), Oil & Gas (8.0%) and Utilities (3.0%). (Sector designations are determined by the ETF investment advisor using criteria it has selected or developed. Index and ETF investment advisors or sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices or ETFs with different investment advisors or sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices or ETFs.)  As of July 25, 2019, the ETF included 4,743 stocks from the following countries (with the percentage weight in the ETF as of July 25, 2019 of such country indicated in parentheses): China (25.84%), Taiwan (13.77%), India (11.16%), Brazil (8.25%), Hong Kong (8.25%), South Africa (6.43%), Russia (3.97%), Thailand (3.76%), Malaysia (2.91%), Mexico (2.78%), Indonesia (2.30%), Saudi Arabia (1.59%), Philippines (1.40%), Qatar (1.15%), Chile (1.03%), United Arab Emirates (1.00%), Turkey (0.79%), Kuwait (0.79%), Colombia (0.44%), Greece (0.39%), United States (0.33%), Hungary (0.32%), Egypt (0.19%), Czech Republic (0.16%), Pakistan (0.11%), Singapore (0.09%), Bahrain (0.07%), Peru (0.06%), Luxembourg (0.01%), Canada (0.01%), United Kingdom (0.01%), Malta (0.01%) and Poland (0.01%). Percentages may not sum to 100% due to rounding. We obtained the top ten holdings and the sector and country weightings above from the ETF’s website, in each case without independent verification.

Correlation

The performance of the ETF and the index may vary due to a variety of factors. The ETF uses the sampling method of indexing, meaning that the ETF’s investment advisor, using computer programs, selects from the index a representative sample of securities that will resemble the index in terms of key risk factors and other characteristics. These include industry weightings, market capitalization, and other financial characteristics of stocks. As a result, the ETF is subject to index sampling risk, which is the chance that the securities selected for the ETF, in the aggregate, will not provide investment performance matching that of the index. The performance of the ETF and the index also may diverge because the ETF incurs fees and expenses, while the index does not. The ETF’s use of the sampling method of indexing can be expected to produce a larger tracking error than would result if the ETF used the replication method of indexing in which an ETF generally holds the same stocks as its target index and in approximately the same proportions.

As of June 30, 2019, Vanguard gave the following performance figures for the ETF (based on market price and before taxes) and the index for the last year:

Period	Index	ETF
1 Year	3.01%	3.61%

Any historical information about the performance of the ETF for any period before September 19, 2016 was during a period in which the ETF tracked a different index.

Creation Units

Prior to trading in the secondary market, shares of the ETF are issued at net asset value to certain institutional investors (typically market makers or other broker-dealers) only in large block-size units, known as creation units, of 200,000 shares or multiples thereof. As a practical matter, only institutions, market makers or large investors purchase or redeem creation units. There can be no assurance that there will be sufficient liquidity in the public trading market at any time to permit assembly of a creation unit. Except when aggregated in creation units (or upon the liquidation of the ETF), shares of the ETF are not redeemable securities.

FTSE Emerging Markets All Cap China A Inclusion Index

The FTSE Emerging Markets All Cap China A Inclusion Index (index) is a market capitalization-weighted index and is designed to represent the performance of large-, mid- and small-cap stocks from emerging markets. These emerging markets are: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Kuwait, Malaysia, Mexico, Pakistan, Peru, Philippines, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. The index includes China A Shares that are available to international and domestic Chinese investors that meet the eligibility requirements.

The ETF tracks the net total return version of the index, in which regular cash dividends, net of certain withholding taxes, are reinvested across the index on the dividend ex-date. Notwithstanding that the ETF trachs the net total return version of the index, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Eligible Countries

FTSE Russell classifies countries into one of four categories: Developed, Advanced Emerging, Secondary Emerging and Frontier. FTSE Russell maintains a set of criteria to assess market status and minimum standards for each category for countries to achieve in order to be eligible for that category. Eligible countries are sub-divided into Developed, Advanced Emerging, Secondary Emerging and Frontier based largely on the following factors: (i) gross national income per capita (as published by the World Bank); (ii) credit worthiness; (iii) 21 quality of markets criteria (which consist of 7 market and regulatory environment criteria, 5 custody and settlement criteria, 8 dealing landscape criteria and 1 derivatives market criterion) and (iv) country-size entry requirements. The minimum standards increase from Frontier to Secondary Emerging, from Secondary Emerging to Advanced Emerging and from Advanced Emerging to Developed. A country will be classified under the category with the highest standards which it meets. Only stocks from countries classified as either Advanced Emerging or Secondary Emerging are eligible for inclusion in the index.

FTSE Russell conducts an annual review of all countries included in the index and those being considered for possible inclusion. Countries already in the index will be assessed against the minimum standards for each category and prior to any reclassification or removal from the index will be placed on a watchlist. Countries not in the index will be assessed against the minimum standards for each category and, if appropriate, will be added to the watchlist for possible future inclusion to one of the categories. In conducting the annual review, FTSE Russell will consult the FTSE Russell Country Classification Advisory Committee. In March and September of each year, FTSE Russell will publish a watchlist of countries being monitored for possible promotion or demotion. FTSE Russell releases the results of its annual review in September of each year. FTSE Russell will normally give at least six months’ notice before changing the classification of any country.

A company will be allocated to a single country based on a number of measures, including country of incorporation, place of listing and location with greatest trading liquidity. If a company is incorporated in one country and has its sole listing in the same country, FTSE Russell will allocate the company to that country. In all other circumstances, FTSE Russell will assess the appropriate nationality for the company based on a variety of factors.

Eligible Securities

FTSE Russell conducts semi-annual reviews in each March and September to select eligible securities for inclusion in the index. The following are regarded as ineligible for inclusion in the index:

•

Companies whose business is that of holding equity and other investments (e.g. Investment Trusts) which are assumed by the Industry Classification Benchmark as Subsector equity investment instruments and non-equity investment instruments which are assumed by the Industry Classification Benchmark as Subsector non-equity investment instruments.

•

Limited Liability Partnerships (LLP), Limited Partnerships (LP), Master Limited Partnerships (MLP), Limited Liability Companies (LLC) and Business Development Companies (BDC). Where a stapled unit comprises an eligible security and a non-eligible security (such as non-equity or an Investment Trust structure) the unit will not be eligible for inclusion.

Eligible securities are required to pass screens for minimum voting rights, investability weightings, liquidity and surveillance stock screens before being added to the index.

Investability Weightings Screen

Securities with a free float of 5% or below are excluded from the index.

Foreign Ownership Restrictions

FTSE Russell’s index methodology takes account of the restrictions placed on the equity holdings of foreign investors in a company where these have been imposed by a government, regulatory authority or the company's constitution. Where the presence of a foreign ownership restriction creates a limit on foreign ownership that is more restrictive than the calculated free float for a company, the precise foreign ownership limit (“FOL”) is used in place of the free float for the purposes of calculating the company’s investability weight. If the FOL is less restrictive or equal to the free float restriction, the free float restriction is applied. If a company changes its FOL, a reduction in the FOL will be implemented with the provision of T+2 advance notice from the date of discovery.  Increases in the FOL will be monitored up to the index review lock down date and the change will generally be implemented in the index at the subsequent quarterly review. In some jurisdictions, a company’s FOL applies to the company’s share classes in aggregate, and not to share classes individually. However, not all of the share classes of a restricted company might be eligible for index inclusion. In such cases, the aggregate (company level) FOL will be allocated pro-rata across those share classes that are eligible for index inclusion. In certain jurisdictions, despite FOLs, the acquisition of shares above a stated FOL is permitted. However, holdings of shares above the FOL may be denied voting rights. In the event that FOL data is not publicly available from any official source, the following FOL will be assigned for the purposes of calculating the company’s investability weight and conducting the foreign headroom test: Private Bank Sector (49% FOL); Public Bank Sector: (20% FOL); Others (24% FOL).  FTSE Russell may exercise discretion in determining whether a stock should be subject to the minimum foreign headroom test. Where discretion is being applied FTSE Russell will provide appropriate advance notice.

Minimum Foreign Headroom Requirement

FTSE Russell defines “foreign headroom” as the percentage of shares available to foreign investors as a proportion of the company’s FOL. For example, if a company has an FOL of 49%, of which 39% is held by foreign investors, the foreign headroom will be calculated as 20.41%, i.e., (49% - 39%)/49%.

(i)	For a non-constituent that is subject to an FOL, a minimum headroom of 20% must be available in order to be included in the index.
(ii)

For an existing constituent that is subject to FOL, a minimum headroom of 10% must be available.  Headroom tests are conducted in conjunction with the March, June, September and December quarterly reviews.

(iii)

Where the headroom of an existing constituent falls below 10%, its investability weight will be reduced at the next quarterly review. The first headroom adjustment will be an absolute value of 10% and any subsequent headroom adjustments will be an absolute value of 5%.

(iv)

Where the FOL for an existing constituent has been reached and zero headroom is available, its investability weight will be reduced by an absolute value of 10% (if it is the first headroom adjustment) or by 5% (if it is a subsequent headroom adjustment) with the provision of T+2 advance notice from the date of discovery.

(v)

Where discovery occurs on the Thursday or Friday prior to a quarterly review effective date, then the FOL decrease will be applied after the index review effective date with a provision of T+2 advance notice.

(vi)

Where the FOL of an existing constituent is reported as approaching its FOL, a headroom test will be conducted at the subsequent quarterly review and if headroom falls below 10%, its investability weight will be reduced by 10% (if it is the first headroom adjustment) or by 5% (if it is a subsequent headroom adjustment).

(vii)

Following the first headroom adjustment of 10%, the investability weight will continue to be reduced at subsequent quarterly reviews in increments of 5% until the headroom level increases to 10% or above. As a result of these quarterly 5% downward adjustments, should the investability weight of the security fall to 5% or below under this process, the security will no longer be eligible to remain in the index.

(viii)

The investability weight of an existing constituent which has been subject to headroom adjustments will have its most recent 5% adjustment reversed at a quarterly review subject to a minimum 20% headroom remaining post reversal.

(ix)

In the event a security with a headroom adjustment increases its FOL, the increase in the FOL will implemented in two 50% tranches, subject to the headroom remaining at 20% or above. In the event a security with a headroom adjustment decreases its FOL, the decrease in the FOL will be implemented in full with the provision of a T+2 advance notification from the date of discovery.

(x)

An existing constituent with a headroom adjustment, that passes the index eligibility screens (for example – liquidity, minimum size, investability weight) will not be eligible for index promotion from Micro Cap or Small Cap to All-World (Large/Mid) until all headroom adjustments have been reversed. An index demotion from All-World (Large/Mid) to Small Cap or Micro Cap will proceed for an existing constituent with a headroom adjustment.
(xi)

Where FOLs are not universally applied to all foreign investors, but only impact a particular set of foreign investors, a downward headroom adjustment will be applied where there is evidence of these restrictions being enforced. This headroom restriction will be reassessed on a quarterly basis and will not be lifted until either FOLs are removed or all foreign investors are treated equally.

(xii)

For an existing index constituent, where foreign investors are prohibited from purchasing additional shares, a downward headroom adjustment will be applied at the next quarterly review and reassessed on a quarterly basis. Upon removal of restrictions prohibiting the purchase of shares, a headroom test will be conducted at the next quarterly review and headroom adjustments removed if the index constituent passes the headroom test.

(xiii)

Securities are assigned their official FOL. However, if permission is required from a local regulator to purchase additional shares beyond a certain permission threshold, then the more restrictive permission level is assigned as the FOL. For example, a security may have an FOL of 24%, however, any purchase beyond 22% requires prior permission from the local regulatory authority. In this example, the security would be assigned an FOL of 22%.

(xiv)

Where a non-constituent passes the relevant headroom test, but individual foreign investors or institutions are only permitted to hold a maximum of 1% of the free float adjusted shares in issue, the security will not be eligible for index membership.

(xv)

Unless there is an increase in the FOL, a headroom adjustment will not be reversed for a period of 6 months (i.e. if a headroom adjustment has been implemented at the June review then the earliest it can be reversed is at the following March review).

(xvi)

If a constituent has been removed from the index as a result of its investability weight falling to 5% or below following a headroom adjustment, it will only be reconsidered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility it will be considered as a new issue.

(xvii)

Securities which are deleted for failing headroom, but which after a period of 12 months meet the minimum 20% headroom test, will initially be added to the index at a minimum free float of 5%, subject to them having an FOL. If an FOL no longer applies, then the security will be added at its free float.

(xviii)	Subsequent headroom reversals will be implemented in increments of 5% until the security reaches its FOL, subject to the security continuing to meet the minimum 20% headroom test.

Liquidity Screen

Each security will be tested for liquidity semi-annually in March and September by calculation of its monthly median of daily trading volume. Liquidity will be calculated for the March review from the first business day of January to the last business day of December of the previous year and for the September review from the first business day of July of the previous year to the last business day of June. Security volume data will be taken on trading days from Monday to Sunday (where applicable) when markets are open. When calculating the median of daily trading volume of any security for a particular month, a minimum of 5 trading days in that month must exist, or the month will be excluded from the liquidity test. For each month, daily trading volume for each security is calculated as a percentage of the shares in issue for that day adjusted by the free float at the applicable review cut-off date. These daily values are then ranked in descending order and the median is taken by selecting the middle-ranking day if there is an odd number of days and the mean of the middle two if there is an even number of days. Daily totals with zero trades are included in the ranking, so a security that fails to trade for more than half the days in a month will have a zero median trading volume for that month. If a security is suspended for any reason, such period of suspension will not be considered in the liquidity test. For newly eligible securities with a testing period of less than 12 months, the liquidity test will be applied on a pro-rata basis.

An existing constituent of the index which, based on its median daily trading volume per month, does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) for at least eight of the twelve months prior to a full market review will be removed from the index. A non-constituent of the index which, based on its median daily trading volume per month, does not turnover at least 0.05% of its shares in issue (after the application of any free float weightings) for at least ten of the twelve months prior to a full market review will continue to be excluded from the index.

A security not presently included in the index that does not turnover at least 0.05% of its shares in issue (after application of any free float weightings) based on its median daily trade per month in at least 10 of the 12 months prior to the applicable review date will not be eligible for inclusion. An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trade per month for at least eight of the 12 months prior to the applicable review date will be removed from the index. New issues will become eligible for inclusion in the index at the review date following their issuance provided that they (i) have a minimum trading record of at least three months prior to the review date and (ii) turnover at least 0.05% of their shares in issue (after the application of any free float weightings) based on their median daily trade per month in each month on a pro-rata basis since their listing. However, this rule does not apply to new issues added under the fast entry rule described below. Newly eligible securities are treated as new issues and liquidity is tested from the date of eligibility.

In the event that a company fails the liquidity test based on its underlying shares and the company has an equivalent depositary receipt, then the depositary receipt may be considered for inclusion in the index if it passes the liquidity test in its own right and is traded on an exchange within a similar regional time-zone as the underlying shares.

Surveillance Stocks Screen

Securities which are subject to surveillance by the stock exchanges and have been assigned to any of the following segments will not be eligible for index inclusion. Where an existing constituent is assigned to an ineligible segment it will normally be deleted from the index at the next quarterly review and it will only be reconsidered for index inclusion after a period of 12 months from its deletion subject to it no longer being under surveillance. For the purposes of index eligibility it will be treated as a new issue.

Country	Exchange	Segment
China	Shanghai Stock Exchange Shenzhen Stock Exchange	Special Treatment (ST)
India	Bombay Stock Exchange National Stock Exchange of India	Graded Surveillance Measure (GSM)
Malaysia	Bursa Malaysia	PN17
Poland	Warsaw Stock Exchange	Alert List
Singapore	Singapore Exchange	Watchlist
South Korea	Korea Exchange	Administrative Issues
Taiwan	Taiwan Stock Exchange	Altered Trading Method (ATM)
Thailand	Stock Exchange of Thailand	Companies facing possible delisting according to No. 9(6) of SET’s Regulations on Delisting of Securities
Turkey	Borsa Istanbul	Watchlist

Securities that are assigned to the above segments after the review announcement date but before the index review effective date are assessed on a case-by-case basis which may generally result in scheduled index review additions, investability weight and shares in issue changes no longer being implemented at the forthcoming review.

Trading Screen

Existing and non-constituent securities which have not traded on 60 or more trading days during the past year (up to and including the review cut-off date) will not be eligible for index inclusion. Regular/ad-hoc market holidays and unscheduled market closures will not count towards the total; otherwise, the reason(s) for a security’s non-trading will not be considered. If a security does not have a full year of trading, the 60-day period will be pro-rated according to the number of available trading days passed since its listing.

•	All standard trading days will be incorporated within the calculation (Fridays and Sundays as appropriate).
•	Ad-hoc non-standard trading days will not be incorporated within the calculation (e.g., ad-hoc Saturday trading will not be considered).

•

Where a pro-rata calculation is necessary, the number of available trading days on the underlying market during the previous year up to and including the review cut-off date will be used as the basis of the calculation.

•

A security which has been removed from the index as a result of this screen will only be re-considered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility it will be treated as a new issue.

Periodic Review of Constituents

Countries are grouped into regions (Asia Pacific ex China ex Japan; China; Developed Europe; Emerging Europe; Japan; Latin America; Middle East & Africa; and North America) for the purpose of the periodic review of constituents within each country. Countries are usually reviewed semi-annually in March and September, on a region by region basis, based on data as at the close of business on the last business day of December and June (where the last business day of the month falls on a Saturday or Sunday for any individual countries, data will be taken as at close of the last business day before Saturday). Any constituent changes resulting from the periodic review will be implemented after the close of business on the third Friday (i.e. effective the following Monday) of March and September.

Each regional universe is defined by selecting all eligible companies that are assigned the nationality of countries that are included in the index. All eligible companies are ranked by their full market capitalization. A company’s full market capitalization consists of any equity shares that are listed and in issue at the index review cut-off date. Shares that have been listed but do not form part of a company’s current issued share capital, such as treasury shares and shares pending issuance to an employee scheme, are excluded from the full market capitalization calculation.

Large-, mid- and small-cap stocks are determined by first defining 100% of the universe of eligible companies in eligible countries. The full market capitalization is determined for each company (shares in issue multiplied by price) and the companies are ranked by full market capitalization in descending order. The top 98% of companies in this universe are selected for review. Any company which has a full market capitalization greater than 10% based on the total capitalization of the regional universe will be capped at 10%. Out of this universe, stocks will be designated as large-, mid- or small-cap based on ranking in this universe and, in certain circumstances, their market capitalization as a percentage of this universe. Generally, new stocks will be designated as large-cap if they are in the top 68% of this universe, as mid-cap if they are in the top 86% of this universe and small-cap if they are in the top 98% of this universe, and stocks already designated as such will be retained as large-cap if they are in the top 72% of this universe, as mid-cap if they are in the top 92% of this universe and as small-cap if they are in the top 101% of this universe.

Inclusion and exclusion percentage levels by investable market capitalization for all the regions in the FTSE Global Equity Index Series to determine additions and deletions and other changes in the index are shown below. These percentages are based on the respective regional small cap index. Individual securities will be tested against the relevant regional levels.

Region	For Inclusion (New Stocks)	For Exclusion (Current Stocks)
Developed Europe North America	0.02%	0.005%
Asia Pacific ex China ex Japan Japan	0.05%	0.01%
China	0.10%	0.02%
Latin America	0.50%	0.20%
Emerging Europe Middle East & Africa	1.00%	0.20%

In exceptional circumstances where FTSE Russell believes that strict adherence to the inclusion and exclusion levels listed in the above table and in the following paragraph would produce either excessive turnover at an index review, or an index that inaccurately represented the small-cap segment, FTSE Russell reserves the right to vary the percentage levels.

Companies ranked below the top 86%, but within the top 98% of the index universe by full market capitalization or have a weight less than 0.04% of the current respective regional All-World Index by full market capitalization, and with a weight greater than the inclusion percentage levels stated in the above table for the respective region by investable market capitalization will be included in the respective regional small-cap index.

Index Calculation

The index is a market capitalization weighted index. This means that the price movement of a larger company (that is, one representing larger percentage of the index) will have a greater effect on the price of the index than will the price movement of a smaller company (that is, one representing a smaller percentage of the index).

The value of the index is represented by a fraction, (a) the numerator of which is the sum of the product of (i) the price of each component stock, times (ii) the number of shares issued for each such component, times (iii) a free float factor for each such component (described more fully below), and (b) the denominator of which is a divisor that represents the total market capitalization of the constituent stocks of the index on the base date. To ensure continuity, the divisor is adjusted when a capital change takes place. The price of each component stock and the total market capitalization as of the base date are converted into U.S. dollar equivalents using the relevant exchange rates as of the applicable dates. In calculating the net total return index, dividends are reinvested across the index on the ex-dividend date, net of withholding taxes. The index uses actual closing mid-market or last trade prices, where available, for securities with local exchange quotations. To calculate the total return version of the index, cash dividends are reinvested across the index on the dividend ex-date as described below under “Corporate Actions Affecting the Index”.

Maintenance of the Index

FTSE Russell conducts an annual review, starting in January and finishing in September, of all countries included in the index and those being considered for inclusion. The FTSE Russell Country Classification Advisory Committee (the “Committee”) reviews and applies the country criteria and makes any recommendations for changes in country classification to the FTSE Russell Policy Advisory Board the “Board”). The Board consists of senior market practitioners that are representative of the appropriate sectors of the investment community. Implementation of any country classification changes is ordinarily timed to coincide with one of the semi-annual index reviews and, absent extraordinary circumstances, a minimum notice period of one year is provided.

The index is also reviewed periodically for changes in free float, with such review coinciding with quarterly Committee reviews. A stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action that affects the index, any change in free float is implemented at the same time as the corporate action.  If there is no corporate action, the change in free float will be applied at the next quarterly review. Following the application of an initial free float restriction as described under “Free Float Criteria” above, a constituent with a free float of greater than 15% will be changed at the March, September and December updates if it moves by more than 3 percentage points above or below the existing free float. In addition, a constituent with a free float of 15% or below will be subject to a 1 percentage point threshold. In June, a constituent’s free float will be updated regardless of size. Quarterly updates will be applied after the close of business on the third Friday of March, June, September and December.

Additions and Deletions

Additions to the index are only made as part of the normal review process. Securities that become newly eligible (e.g., changes in free float occur that allows a stock to qualify for inclusion or a non-constituent moves to an eligible market) will be reviewed for inclusion at the next semi-annual review.

Deletions can occur if a constituent is delisted from all eligible exchanges, becomes bankrupt, files for bankruptcy protection, is insolvent or is liquidated, or where evidence of a change in circumstances makes it ineligible for index inclusion.

If a merger occurs between companies that are constituents of the index, then the surviving company remains a constituent. If a merger occurs between companies one of which is a constituent and the other not a constituent of the index, then the surviving company will generally be included as a constituent company in the country of such surviving company, provided it is eligible in all other respects at the time of the merger, regardless of previous eligibility screenings.

The market capitalization of a company is adjusted to take account of various corporate actions. To prevent the value of the index from changing due to such an event, all corporate actions which affect the market capitalization of the component stocks in the index require an offsetting divisor adjustment. By adjusting the divisor, the value of the index remains constant before and after the event.

Corporate Actions Affecting the Index

FTSE Russell adjusts the index on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the index and its weight in the index can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, FTSE Russell estimates the effective date. FTSE Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, FTSE Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice. If FTSE Russell has confirmed the completion of a corporate action, scheduled to become effective subsequent to a rebalance, the event may be implemented in conjunction with the rebalance to limit turnover, provided appropriate notice can be given. FTSE Russell applies the following methodology guidelines when adjusting the index in response to corporate actions and events:

Mergers and Acquisitions

Adjustments due to mergers and acquisitions are applied to the index after the action is determined to be final, typically after the close of the last trade date of the target company. In the absence of final or confirmed terms, FTSE Russell may use estimated deal terms in an effort to implement mergers and acquisitions on a timely basis. In the event that a constituent is being acquired for cash or is delisted subsequent to an index review, such constituent will be removed from the index in conjunction with the index review, assuming that the action is determined to be final and a minimum of two days’ notice can be provided.

Between constituents: When mergers and acquisitions take place between companies that are both constituents of the index for cash, the target company is deleted from the index at the last traded price. When mergers and acquisitions take place between companies that are both constituents of the index for stock, the target company is deleted and shares of the acquiring stock are increased according to the offer terms.

Between a constituent and a non-constituent: If the target company is a member of the index, it is deleted from the index and the acquiring company will be included initially in the index provided it is eligible in all other respects at the time of the merger, regardless of previous eligibility screenings. Only the shares received as a result of the acquisition will be included in the index on the effective date; any shares previously attributed to the non-constituent will be reviewed for inclusion at the next quarterly review. If the acquiring company is deemed eligible it will be added to the index on the effective date and the opening price will be calculated using the offer terms.

Rights Offerings — Rights offered to shareholders are reflected in the index only if the subscription price of the rights is at a discount to the market price of the stock. Provided that FTSE Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date.

Spin-offs— Spun-off companies are added to the parent company’s index. Spun-off companies are added to the index at the same time as they are spun-off from their parent company on the ex-date of the distribution. If the spin-off entity is an eligible security, it will be retained in the index until the next quarterly review, where it will be re-ranked or deleted, if below the exit threshold. If the spin-off entity is an eligible security, it will remain in the index until listing and settlement and then deleted at market price with notice.

Tender Offers — A company acquired as a result of a tender offer is removed when (i) (a) offer acceptances reach 90%; (b) shareholders have validly tendered and the shares have been irrevocably accepted for payment; and (c) all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares; (ii) where offer acceptances are below 90%, there is reason to believe that the remaining free float is under 5% based on information available at the time; or (iii) following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism.

Where the conditions for index deletion are not met, FTSE Russell may implement a free float change based on the reported acceptance results at the expiration of the initial, subsequent or final offer period where (i) the minimum acceptance level as stipulated by the acquiror is met; (ii) shareholders have validly tendered and the shares have been irrevocably accepted for payment; (iii) all pertinent offer conditions have been reasonably met; and (iv) the change to the current float factor is greater than 3%. A minimum two day notice period of the change is generally provided. If the offer includes a stock consideration, the acquiring company’s shares will be increased proportionate to the free float change of the target company. If the target company’s free float change is greater than 3%, the associated change to the acquiring company’s shares will be implemented regardless of size. Additionally, if the change to the target company is less than 3%, then no change will be implemented to the target or the acquiring company at the time of the event, regardless of any change to the acquiring company’s shares. The target company will then be deleted as a second-step, if the conditions for deletion are achieved at the expiration of a subsequent offer period.

Delisted and Suspended Stocks — A stock will be deleted as a constituent if it is delisted from all eligible exchanges, becomes bankrupt, files for bankruptcy protection, is insolvent or is liquidated, or where evidence of a change in circumstances makes it ineligible for index inclusion. If, however, a stock is suspended, FTSE Russell will determine its treatment as follows:

•

if a constituent is declared bankrupt without any indication of compensation to shareholders, the last traded price will be adjusted to zero value and the constituent will be removed from the index with appropriate notice (typically T+2);

•	in all other cases, a constituent will continue to be included in the index for a period of up to 20 business days at its last traded price;
•

if a constituent continues to be suspended at the end of the 20 business day period, it will be subject to review and a decision will be taken to either allow the constituent to remain in the index for a further period of up to 20 business days or to remove it at zero value. In making this determination, FTSE Russell will take into account the stated reasons for the suspension. These reasons may include announcements made by the company regarding a pending acquisition or restructuring, and any stated intentions regarding a date for the resumption of trading;

•

if the suspension period reaches 60 business days, the constituent will be removed from the index at zero value at the next index review, subject to the 60th business day of suspension occurring on or before the Friday which falls four weeks prior to the index review implementation date. Where the 60th business day of suspension occurs after such date the constituent will be reviewed for removal at the subsequent index review;

•

in certain limited circumstances where the index weight of the constituent is significant and FTSE Russell determines that a market-related value can be established for the suspended constituent, for example because similar company securities continue to trade, deletion may take place at the market-related value instead. In such circumstances, FTSE Russell will set out its rationale for the proposed treatment of the constituent at the end of the 60 business day period;

•

if, following the end of the 60 business day period, a suspended constituent resumes trading in advance of the index review lock-down period (i.e., the two week period prior to the index review effective date) in March, June, September or December, the deletion notice will be rescinded and the constituent will be retained in the index. If the constituent resumes trading during the index review lock-down period, the constituent will continue to be removed from the index as previously announced but in these circumstances the deletion will instead be implemented at market value unless there are barriers that render a market value irreplicable. In this event, the company will continue to be removed at zero; and

•

if a constituent has been removed from the index and trading is subsequently restored, the constituent will only be re-considered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility it will be treated as a new issue.

Stock Distributions and distributions in specie — A scrip issue (also called a capitalization or a bonus issue) and a stock distribution (also known as a dividend in specie) are the automatic distribution of shares (existing or newly issued) to existing shareholders at no charge, pro rata to existing holdings.

Event Type	Index Divisor Adjustment	Adjustment Factor	Timing of application
Scrip issue of same stock	No (No change in market capitalization)	Number of shares held before issue / Number of shares held after issue	Ex date
Scrip issue of different eligible stock	No	Price of company after deducting capital repayment / Price of company before capital repayment	Ex date

Scrip issue of different ineligible stock where a valuation is available	No	Price of company after deducting capital repayment / Price of company before capital repayment

Ex date. The ineligible stock will be temporarily added to the index and subsequently deleted at market price T+2 after settlement can reasonably be assumed to have occurred. Where the ineligible stock is listed, but a settlement date cannot be confirmed, the distribution will be reviewed every 20 business days. If settlement can be confirmed, or can reasonably be assumed to have occurred, the distribution shares will be removed from the index at market price. If settlement cannot be confirmed within 80 business days, the distribution shares will be removed from the index at zero value with T+2 notice.

Scrip issue of different ineligible stock where no valuation is available and stock is timetabled to list after the ex date	No	No price adjustment is applied

Ex date. The ineligible stock will be temporarily added to the index at zero value and subsequently deleted at market price t+2 after settlement. If the settlement date remains unknown after 20 business days from the ex date, the ineligible stock will be removed from the index at zero value with T+2 notice.

Scrip issue of different ineligible stock where no valuation is available and stock is expected to remain unlisted	No	No price adjustment is applied	No price adjustment will be applied and the ineligible stock will not be added to the index

Regular Cash Dividends — Regular cash dividends are those paid to shareholders out of a company’s profits or reserves. These cash dividends (net of certain withholding taxes) impact the net total return of the index and are reinvested across the index on the dividend ex-date as part of the net total return calculation of the index.

Special Cash Dividends — If a constituent pays out a special cash dividend, the price of the stock is adjusted to deduct the dividend amount before the open on the ex-date. However, special cash dividends are not included as part of the net total return calculation of the index (i.e., special cash dividends are not reinvested across the index as regular cash dividends are).

Updates to Shares Outstanding and Free Float — FTSE Russell reviews the index quarterly for updates to shares outstanding and to free floats used in calculating the index. The changes are implemented quarterly in March, June, September and December after the close on the third Friday of such month. The June reconstitution will be implemented on the last Friday of June (unless the last Friday occurs on the 29th or 30th of the month, in which case reconstitution will occur on the Friday prior).

In March, September and December shares outstanding and free floats are updated to reflect (i) changes greater than 1% for cumulative shares in issue changes and (ii) changes greater than 3% for cumulative free float changes. In addition, a constituent with a free float of 15% or below will not be subject to the 3% change threshold and will instead be updated if the change is greater than 1%. Updates to shares outstanding and free floats will be implemented each June regardless of size (i.e., the percentage change thresholds above will not be applied).

Outside of the quarterly update cycle, outstanding shares and free float will be updated with at least two days’ notice if prompted by primary or secondary offerings if (i) there is a USD $1 billion investable market capitalization change related to a primary/secondary offering or (ii) there is a resultant 5% change in index shares related to a primary or secondary offering and a USD $250 million investable market capitalization change. These changes are implemented after the close on the day that the subscription period closes, assuming two days’ notice can be provided. If two days’ notice cannot be provided prior to the end of the subscription period, the change will still proceed with two days’ notice and will be implemented at the earliest opportunity. If discovery of the event occurs more than two days after the close of the subscription period, the changes are deferred until the quarterly review cycle.

Due to local regulatory requirements, UK listed companies that wish to buy more than 15% of their own shares are required to do so via a tender offer buy back offered to all shareholders at a price typically at a premium to the market price. Additionally, Australian listed companies may, on occasion, offer all shareholders an equal opportunity to participate in a tender offer buy back. Under these circumstances, FTSE Russell will implement the change upon receipt of the tender offer buy back results subject to the above intra-quarter update thresholds being met (using the offer price to calculate size). Other types of buy backs (e.g., at market) will not be implemented at the time of the event.

Historical Closing Levels of the Underlier

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In addition, as noted above, the underlier has not tracked the same index consistently. Therefore, historical information about the closing prices of the underlier for any period during which it was not tracking the index should not be relied upon for any purpose.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the prices of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels of the underlier shown below.

The graph below shows the daily historical closing levels of the underlier from September 19, 2016 through July 31, 2019. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity ETFs and equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Vanguard FTSE Emerging Markets ETF

* The underlier began tracking the FTSE® Emerging Markets All Cap China A Inclusion Index on September 19, 2016. Prior to January 10, 2013, the underlier tracked the MSCI Emerging Markets Index, and for the period from January 10, 2013 through June 27, 2013, the underlier tracked the FTSE® Emerging Transition Index. For the period from June 28, 2013 through November 1, 2015, the ETF tracked the FTSE® Emerging Index. For the period from November 2, 2015 through September 18, 2016, the underlier temporarily tracked the FTSE® Emerging Markets All Cap China A Transition Index.

Historical Closing Levels of the FTSE® Emerging Markets All Cap China A Inclusion Index

The closing level of the FTSE® Emerging Markets All Cap China A Inclusion Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the FTSE® Emerging Markets All Cap China A Inclusion Index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing level of the FTSE® Emerging Markets All Cap China A Inclusion Index as an indication of the future performance of the FTSE® Emerging Markets All Cap China A Inclusion Index or make any assumptions, based on the FTSE® Emerging Markets All Cap China A Inclusion Index’s performance, about the performance of the underlier. We cannot give you any assurance that the future performance of the underlier’s shares will be consistent with the performance of the index.

Since the FTSE® Emerging Markets All Cap China A Inclusion Index was launched on May 26, 2015 and published levels became available beginning on June 10, 2015, the graph below shows the daily closing levels of the FTSE® Emerging Markets All Cap China A Inclusion Index from June 10, 2015 through July 31, 2019. We obtained the closing levels reflected in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the FTSE® Emerging Markets All Cap China A Inclusion Index

*The underlier began tracking the FTSE® Emerging Markets All Cap China A Inclusion Index on September 19, 2016.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin llp that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
•	a tax exempt organization;
•	a partnership;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes – in the absence of a change in law, an administrative determination or a judicial ruling to the contrary – to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your tax advisor with respect to the tax treatment of the notes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their tax advisor in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the underlier during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2021, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules. Pursuant to recently proposed regulations, the Treasury Department has indicated its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, maturity or other disposition of relevant financial instruments. The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 10, 2017, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 10, 2017.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-18
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-32
Validity of the Notes and Guarantee	PS-36
General Terms Supplement No. 1,734 dated July 10, 2017
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-16
The Underliers	S-36
S&P 500® Index	S-40
MSCI Indices	S-46
Hang Seng China Enterprises Index	S-55
Russell 2000® Index	S-61
FTSE® 100 Index	S-69
EURO STOXX 50® Index	S-75
TOPIX	S-82
The Dow Jones Industrial Average®	S-87
The iShares® MSCI Emerging Markets ETF	S-91
Use of Proceeds	S-94
Hedging	S-94
Employee Retirement Income Security Act	S-95
Supplemental Plan of Distribution	S-96
Conflicts of Interest	S-98
Prospectus Supplement dated July 10, 2017
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-15
United States Taxation	S-18
Employee Retirement Income Security Act	S-19
Supplemental Plan of Distribution	S-20
Validity of the Notes and Guarantees	S-21
Prospectus dated July 10, 2017
Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	45
Description of Units We May Offer	60
GS Finance Corp.	65
Legal Ownership and Book-Entry Issuance	67
Considerations Relating to Floating Rate Debt Securities	72
Considerations Relating to Indexed Securities	73
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	74
United States Taxation	77
Plan of Distribution	92
Conflicts of Interest	94
Employee Retirement Income Security Act	95
Validity of the Securities and Guarantees	95
Experts	96
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	96
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	96

$1,075,000

GS Finance Corp.

Vanguard FTSE Emerging Markets ETF-Linked Notes due 2024

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC